UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

_______________________________________________

American Home Alliance Corporation

(Name of Registrant as Specified in its Charter)

Delaware	033-13474-NY	01-3341552
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

706 Orchid Drive, Suite D Bakersfield, CA 93308
(Address of principal executive office)

(661) 392-7982
(Registrant’s telephone number)

Joe Laxague, Esq.

Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

Tel. (775) 234-5221

Fax (775) 996-3283

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

American Home Alliance Corporation

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Proposed Change in the

Majority of the Board of Directors

January 29, 2016

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of American Home Alliance Corporation, a Delaware corporation (“AHLL”, “we”, “our” or the “Company”) at the close of business on January 29, 2016 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of AHLL’s Board of Directors (the “Board”) other than by a meeting of shareholders. This Information Statement is being mailed to the shareholders on or about January 29, 2016.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On or about February 1, 2016, we intend to enter into an Agreement and Plan of Merger (“Merger Agreement”) by and among the Company, Ember Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub") and Ember Therapeutics, Inc., a Delaware corporation ("Ember"). Under the Merger Agreement, Ember will merge with and into the Merger Sub, and 100% of the currently issued and outstanding capital stock of Ember shall be exchanged for 37,974,777 newly issued shares of common stock of AHLL to be issued to Ember’s shareholders (“Reverse Merger Transaction”). As part of the Reverse Merger Transaction, approximately 3,282,277 shares of common stock held by our current shareholders will be cancelled. Concurrently with the Reverse Merger Transaction, 1,600,000 new shares will also be issued in exchange for our currently outstanding promissory note in the approximate amount of $214,616. The Company’s total outstanding shares of Common Stock immediately after the consummation of the Reverse Merger Transaction will be 40,000,000. As a result of the Reverse Merger Transaction, the Company will control, indirectly, through the Merger sub, Ember, a corporation incorporated in the State of Delaware. Ember is a biopharmaceutical company whose primary focus is on utilizing Bone Morphogenetic Protein-7 (BMP-7) to develop regenerative medicines for the disease modification of osteoarthritis, reversal of insulin resistance, and the inhibition and reversal of organ fibrosis in diseases such as chronic kidney disease and Alport’s Syndrome.

The Reverse Merger Transaction is expected to be consummated on or about February 1, 2016 (the “Closing Date.”). Pursuant to the terms of the Merger Agreement, at the Closing, (i) the existing officers of the Company will resign effective upon the Closing Date, (iii) the existing directors of the Company will resign effective upon the tenth day following the Company’s mailing of this Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which is expected to occur on or about February 1, 2016, (iv) the existing directors will appoint the designee of Ember detailed below to serve as the sole director of the Company, and (v) the existing directors will appoint Joseph Hernandez to serve as President, Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Executive Chairman of the board of the Company. As a result of these transactions, control of the Company will pass to the current shareholders of Ember (the “Change of Control”). Immediately after the Closing, the shares acquired by the shareholders of Ember will comprise approximately 94.9% of the issued and outstanding Common Stock of the Company.

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The potential change in majority of directors, the potential change in control, and other future transactions as described herein are contingent upon the closing of the Reverse Merger Transaction. We can offer no guarantee or other assurance that the Reverse Merger Transaction will occur.

As of January 29, 2016, the Company had 3,707,500 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding. Each share of Common Stock is entitled to one vote. Shareholders of AHLL will have the opportunity to vote with respect to the election of directors at the next annual meeting of AHLL shareholders.

DIRECTORS AND OFFICERS

PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Title
David G. Knott	President, Chairman of the Board, CEO, CFO

David G. Knott was appointed Chairman, President, Chief Executive Officer, Secretary, and Treasurer of the Company on December 31, 2015. Since 2005, Mr. Knott has served as the founder and principal officer of United Asset Recovery, a firm devoted to the recovery of unclaimed property for corporations and individuals. The firm provides recovery services to companies ranging in size from Fortune 500 to small tightly-held entities. From 2013 to 2015, Mr. Knott participated in the updating of the Uniform Disposition of Unclaimed Property Act, drafted by the National Conference of Commissioners on Uniform State Laws. Mr. Knott advocates for rights and for legislation that serve the best interests of unclaimed property owners.

DIRECTORS AND OFFICERS

AFTER THE CHANGE OF CONTROL

It is anticipated that, effective as of the Closing, the current officers of the Company will resign and the following persons will be appointed as the new officers and directors of the Company. It is anticipated that resignations of current director of the Company will become effective as of the Effective Date. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board. Based on information provided Ember, there is no family relationship between any of the proposed directors or executive officers.

Name	Age	Title
Joseph Hernandez	43	Executive Chairman, Principal Executive Officer, Principal Financial Officer, and sole Director

Based on information provided by Ember, the following biographical information on the new directors and officers of the Company is presented below:

Joseph Hernandez is the founder of several biotechnology companies, including Prolias Technologies, Inc., a molecular diagnostics company focusing on thyroid cancer, where he has served as a director since 2010, and Innovative Biosensors, Inc., a MIT-based technology company that develops, manufactures and markets rapid pathogen detection and diagnostic systems comprised of biosensors, where he served as President and Chief Executive Officer from 2003 until 2009. From July 2010 to March 2012, Mr. Hernandez also served as President and Chief Executive Officer of Signal Genetics, LLC, a privately-held company focused on oncology and the development of innovative diagnostic services. Additionally, Mr. Hernandez currently serves as the Executive Chairman of Ember Therapeutics, a late stage biotech company focusing on osteoarthritis since 2014. Mr. Hernandez has held numerous business development and marketing roles, having served in such roles at Digene Corp. (which has since been acquired by Qiagen NV (QGEN)), a molecular diagnostics company that develops, manufactures and markets gene-based testing systems for the screening, monitoring and diagnosis of certain human diseases, such as women’s cancers and infectious diseases, from 2001 to 2003, and at Affymetrix, Inc. (AFFX), a publicly-held Silicon Valley biotech company that develops DNA microarrays, from 2000 to 2001. From 1998 to 2000, Mr. Hernandez worked in sales and marketing for the publicly-held pharmaceutical company Merck & Co. (MRK). Mr. Hernandez was recently a member of the board of directors of MdBIO, a life science industry association based in the Mid-Atlantic region, and a member of the board of directors of Shady Grove Hospital. Mr. Hernandez holds an M.S. in Microbiology and Molecular Genetics from the University of Florida, an MBA from the University of Florida and a B.S. in Neuroscience from the University of Florida.

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CORPORATE GOVERNANCE

Committees of the Board of Directors

We do not have a standing nominating, compensation or audit committee. Rather, our full Board of Directors performs the functions of these committees. We do not believe it is necessary for our Board of Directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Our Board of Directors, which performs the functions of an audit committee, does not have a member who would qualify as an “audit committee financial expert” within the definition of Item 407(d)(5)(ii) of Regulation S-K.

The Board does not have a nominating committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules. The Company has no formal compensation program for its executive officers, directors or employees.

Director Independence

The Board has determined that the current directors of the Company are not “independent” directors. The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its articles of incorporation or by-laws. The only restrictions are those applicable generally under Delaware corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by virtue of the capacity served by Ms. Norman.

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Meetings of the Board of Directors

During the fiscal year ended December 31, 2014, the Board of Directors did not meet on any occasion, but rather transacted business by unanimous written consent.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets forth compensation information for services rendered by certain of our executive officers in all capacities during the last three completed fiscal years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted, and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

Name and Position(s)	Year	Salary($)	Stock Awards($)	All other Compensation	Total Compensation
Lisa Norman Chairman, President, CEO and CFO	2014 2013 2014	0 0 0	0 0 0	0 0 0	0 0 0

Director Compensation

We do not currently pay any cash fees to our directors, nor do we pay director’s expenses in attending board meetings.

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SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our Common Stock as of January 29, 2016 for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our current directors; (iii) our current named executive officers; and (iv) all of our current executive officers and directors as a group. As of January 29, 2016, there were 3,707,500 shares of common stock issued and outstanding.

Name	Office	Shares Beneficially Owned(1)	Percent of Class(2)
Lisa Norman	CEO, CFO, and Director	2,410,000	65%
All officers and directors as a group		2,410,000	65%
5% Holders
None
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)	Based on 3,707,500 shares of the Company’s common stock outstanding immediately before the Closing and prior to giving effect to the Reverse Merger Transaction.

Immediately following the Closing and after giving effect to the Reverse Merger Transaction and cancellation of the Shares and as of the Closing Date, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who will beneficially own more than 5% of our Common Stock; (ii) the persons who will become our directors and executive officers as part of the Change of Control; and (iii) all of the persons who will become our directors and executive officers as part of the Change of Control as a group. The beneficial ownership information set forth below has been provided by Ember.

Name	Office	Shares Beneficially Owned(1)	Percent of Class(2)
Joseph Hernandez	Executive Chairman and Director	35,974,777	90.00%
All officers and directors as a Group (one person)		35,974,777	90.00%
5% Holders
Stryker Corporation	n/a	2,000,000	5.00%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.
(2)	Based on 40,000,000 shares of the Company’s common stock issued and outstanding.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

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SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's directors, executive officers and persons who own more than 10% of the Company's Common Stock (collectively "Covered Persons") to file initial reports of ownership (Form 3) and reports of changes in ownership of Common Stock (Forms 4 and Forms 5) with the Securities and Exchange Commission (the "Commission") as well as the Company and any exchange upon which the Company's Common Stock is listed.

          The Company is required to identify Covered Persons that the Company knows have failed to file or filed late Section 16(a) reports during the previous fiscal year. To the Company's knowledge, the following Covered Persons during the fiscal year ended December 31, 2014 failed to file on a timely basis reports required by Section 16(a) of the Exchange Act:

Name	Position	Number of Reports Not Filed on a Timely Basis (1)
Lisa Norman	President, Chairman of the Board, CEO, CFO	Form 3; Form 5

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with related persons

Except as otherwise set forth in any reports filed by the Company with the SEC, the Company was not a party to any transaction (where the amount involved exceeded the lesser of $120,000 or 1% of the average of our assets for the last two fiscal years) in which a director, executive officer, holder of more than five percent of our common stock, or any member of the immediate family of any such person have or will have a direct or indirect material interest and no such transactions are currently proposed. The Company is currently not a subsidiary of any company.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.  We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov.

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SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

American Home Alliance Corporation

Date: January 29, 2016	By:	/s/ David G. Knott
Name: David G. Knott
Title: Chief Executive Officer

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